Exhibit 10.1

Confidential

August 21, 2023

Ivan Tornos

Dear Ivan,

We are pleased to offer you the role of President and Chief Executive Officer (CEO) of Zimmer Biomet Holdings, Inc. (the Company or Zimmer Biomet). You will report directly to the Company’s Board of Directors.

Your salary grade will be level Z01. Your start date as President and CEO will be Tuesday, August 22, 2023 (the “Effective Date”), at which time you will no longer serve as the Company’s Chief Operating Officer.

Initial Base Salary

In this role, beginning on the Effective Date, your initial annualized salary will be one million two hundred thousand dollars ($1,200,000).

Annual Merit Adjustment

Zimmer Biomet’s annual merit review process involves base pay adjustments consistent with job performance. Merit adjustment are based on performance during the calendar year.

Executive Performance Incentive Plan

You will be eligible to continue to participate in the Zimmer Biomet Holdings, Inc. Executive Performance Incentive Plan (EPIP), subject to the terms of the EPIP. Beginning on the Effective Date, your target bonus percentage under the 2023 EPIP will increase to one hundred fifty percent (150%) of your annual base salary (eligible earnings) from the Effective Date through December 31, 2023. You will continue to be eligible for a payout under the 2023 EPIP for the period from January 1, 2023 until the Effective Date at your current target bonus percentage of one hundred ten percent (110%) of your annual base salary (eligible earnings) from January 1, 2023 until the Effective Date.

Payouts under the EPIP may be more or less than the applicable target percentage, depending on actual year-end results for the established performance measures, and the application of applicable modifiers, if any. Payment will occur in or around March of the year following the bonus period after annual performance measures upon which the bonus is based have been determined. You must remain employed by Zimmer Biomet at the time of bonus payout to receive the bonus.

Long Term Incentive (LTI) Plan

The LTI structure currently offers participants a diversified award of 50% restricted stock units (RSUs) and 50% performance-based restricted stock units (PRSUs). We believe this structure assists the Company in remaining competitive within the global labor market and creates a compelling and valuable long-term incentive for participants. We will review the performance metrics, equity award types and value mix in conjunction with the 2024 annual grant, along with your input and approval by the Compensation and Management Development Committee of the Board of Directors (Compensation Committee).

For 2024, your estimated LTI Plan grant date fair value is approximately eleven million seven hundred fifty thousand dollars ($11,750,000). We anticipate the grant date (subject to Compensation Committee approval) of the 2024 LTI Plan awards will be in February, 2024.

For 2023, you have already received an annual LTI award with a grant date fair market value applicable to the Chief Operating Officer position. In connection with your promotion to President and CEO, you will receive an additional LTI award as described below under “One Time Pro-Rated Equity Award.” Thereafter, applicable performance metrics, equity award types and value mix will be subject to annual review and approval by the Compensation Committee.

LTI grant values are based upon our compensation philosophy, which is reviewed annually by the Compensation Committee and adjusted as warranted. Please keep in mind that your job responsibilities, performance against your goals and objectives, the overall financial results of the Company and peer group / market compensation practices also impact LTI grant values each year.

All awards are subject to Compensation Committee approval and other terms and conditions of the 2009 Stock Incentive Plan, as amended from time to time, award agreements, and your execution of a non-disclosure, intellectual property and restrictive covenant agreement in the form provided by the Company.

One-Time Pro-Rated Equity Award

As an incentive for you to serve as the Company’s President and CEO, upon the commencement of this service and effective as of September 1, 2023, the Company will issue to you:

a)

RSUs with a grant date fair value of approximately one million seven hundred fifty thousand dollars ($1,750,000), and vesting in three (3), equal one-third (1/3) increments on March 6 of each of 2024, 2025 and 2026 (i.e., on the same schedule as the Compensation Committee’s 2023 annual RSU grants), subject to continued employment on each vesting date; and

b)

PRSUs having substantially identical performance measures, vesting date and other terms to those of the PRSUs approved by the Compensation Committee in the annual PRSUs grants on March 6, 2023, with a grant date fair value of approximately one million seven hundred fifty thousand dollars ($1,750,000) and subject to continued employment on such vesting date and achievement of the specified performance goals and other conditions as provided in the award agreement.

Executive Officer (Section 16)

You will be designated by the Board of Directors as the “principal executive officer” of Zimmer Biomet and will continue to be an “officer” of Zimmer Biomet for purposes of Rule 16a-1(f) and an “executive officer” for purposes of Rule 3b-7 under the Securities Exchange Act of 1934, as amended.

As President and CEO, you will be subject to stock ownership guidelines established by the Board of Directors in order to align the interests of executive officers more closely with those of stockholders. The guidelines will require you to own shares with a value equal to at least six (6) times your base salary on or before the fifth (5th) anniversary of the Effective Date. Further, every executive officer must obtain clearance prior to selling any shares of Company common stock, in part to ensure that all officers remain in compliance with the stock ownership guidelines. These stock ownership guidelines are reviewed and subject to modification by the Board of Directors from time to time.

Change In Control (CIC) Severance Agreement

In your role, you will be offered a CIC Severance Agreement, subject to your execution of the enclosed non-disclosure, intellectual property and restrictive covenant agreement. The CIC Severance Agreement would provide you an enhanced severance benefit opportunity for a period of time following a change in control of Zimmer Biomet should your employment be terminated by the Company without cause or by you for good reason, both as defined in the agreement. Once you return the enclosed non-disclosure, intellectual property and restrictive covenant agreement, we will prepare the CIC Severance Agreement along with a cover memo outlining the benefits under the agreement. Your continued eligibility for potential CIC severance benefits in the event of a change in control would be in accordance with the terms of the agreement.

Executive Severance Plan

In your role, you will be eligible to continue to participate in the Executive Severance Plan. As President and CEO, in the event of your involuntary separation without Cause as defined under the plan, your severance benefit offer would include two times (2x) your annualized base salary; two times (2x) your target annual bonus, and twenty-four (24) months of COBRA premiums (medical and dental, but excluding vision) based on your coverage in effect immediately prior to your separation. All payments would be payable in a lump-sum form, less applicable tax withholdings, subject to your entering into a general release in the form provided by the Company. There would be no duplication of benefits provided under the CIC Agreement or otherwise. Your continued eligibility for a severance benefit would be in accordance with the terms of the Executive Severance Plan.

U.S. Deferred Compensation Plan

As a valued member of our Zimmer Biomet leadership team, you will be eligible to continue to participate in the Zimmer Biomet Deferred Compensation Plan. The Deferred Compensation Plan offers:

•	Additional savings opportunities through voluntary deferrals and Company matching contributions;

•	Pre-tax earnings to help your account grow faster; and

•	In-service distribution options to help you plan for future events.

Key features include:

•	The ability to defer up to 50% of your base salary and up to 95% of your annual bonus.

•	Matching contributions of 100% of your contribution up to a maximum of 6% of base salary and bonus, minus 401(k) matching contributions.

This plan is a nonqualified deferred compensation plan funded solely from the Company’s general assets.

Benefits

The terms and conditions of each benefit plan are governed by the plan documents or insurance policies (as amended from time to time in Zimmer Biomet’s discretion). The terms of the plan documents will control. Zimmer Biomet reserves the right to change or discontinue these benefits at any time in its discretion.

Time Off

You are eligible for 30 days of paid time off (PTO) per calendar year. See the PTO policy for additional details. You will also be eligible for holidays and any other leave or time off provided pursuant to company policy or applicable law.

Personal Use of Company Aircraft

You will be entitled to personal use of the Company’s aircraft up to a maximum incremental Company cost of one hundred ninety thousand dollars ($190,000) per calendar year. You will be responsible for any tax liability arising from such aircraft usage, and the value of this benefit will not be treated as compensation for purposes of any other bonus or benefit plan.

Conditions of Offer

As a condition of and in consideration for your promotion to President and CEO of Zimmer Biomet, you must sign and return the enclosed non-disclosure, intellectual property and restrictive covenant agreement.

Section 409A

To the extent that any payments or benefits under this letter are deemed to be subject to Section 409A of the Internal Revenue Code of 1986, as amended (Code), this letter will be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder in order to (a) preserve the intended tax treatment of the benefits provided with respect to such payments and (b) comply with the requirements of Section 409A of the Code. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A. Nothing in this letter shall be construed as a guarantee by the Company of any particular tax effect. The Company shall not be liable to you for any tax, penalty, or interest imposed on any amount paid or payable hereunder by reason of Section 409A, or for reporting in good faith any payment made under this letter as an amount includible in gross income under Section 409A.

General Information and Additional Enclosures

Zimmer Biomet is a federal contractor subject to Section 503 of the Rehabilitation Act of 1973 and as such, we are required to extend to applicants post-offer invitations to identify themselves as individuals with disabilities or as disabled veterans, Vietnam-era veterans, or recently-separated veterans. Providing this information is voluntary, and any information provided in response to this invitation will be kept confidential in accordance with the law. Failure or refusal to provide this information will not have an adverse effect on your employment. This information will be used only for legal purposes. Invitations to self-identify are enclosed.

Please note that all benefits are subject to the terms and conditions of the applicable plan document or insurance policy, as amended from time to time. If there is any discrepancy between this letter and the plan documents, the plan documents will govern. While Zimmer Biomet intends to continue benefits referenced in this offer, we reserve the right to change or discontinue them at any time for any reason.

Please note in particular that any amount payable or paid to you pursuant to the Company EPIP or LTI Plan or any other similar incentive-based compensation may be subject to forfeiture or repayment in accordance with Company policy or applicable plan document or award agreement as approved, adopted and/or revised by the Board or Compensation Committee from time to time, and/or subject to recoupment as required by any other provisions of any law (including, without limitation, Section 10D of the Securities Exchange Act of 1934, as amended, and Section 303A.14 of the New York Stock Exchange Listed Company Manual), governmental regulation or stock exchange listing requirement. By signing below you acknowledge your understanding that any such repayment obligation will apply notwithstanding anything else stated in this letter.

This letter does not create or constitute a contract of employment between you and Zimmer Biomet. Employment with Zimmer Biomet is “at will,” which means that either you or Zimmer Biomet may terminate the employment relationship at any time for any reason, with or without cause or notice.

We are very excited and are looking forward to receiving your signed offer letter. We believe you will make a valuable contribution and continue to find your career with Zimmer Biomet challenging and rewarding.

CONFIRMATION OF ACCEPTANCE

Please indicate your acceptance of this offer by signing below and returning the signed letter to me. At the same time, please also return your signed non-disclosure, intellectual property and restrictive covenant agreement.

This written offer voids and supersedes any previous written or oral employment offers.

Sincerely,

/s/ Lori Winkler

Lori Winkler

Senior Vice President, Chief Human Resources Officer

Zimmer Biomet Holdings, Inc.

I hereby accept this offer of employment as outlined above:

/s/ Ivan Tornos	August 21, 2023
Ivan Tornos	Date

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